May 12, 2006

VIA FACSIMILE AND EDGAR

(202) 772-9208

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Seneca-Cayuga Bancorp, Inc. (Registration Number 333-132759)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Seneca-Cayuga Bancorp, Inc. in requesting that Seneca-Cayuga Bancorp, Inc.’s Registration Statement on Form SB-2 be declared effective on May 15, 2006, at 3:00 p.m., or as soon thereafter as is practicable.

Very truly yours,

/s/ Patricia A. McJoynt

Patricia A. McJoynt

Keefe, Bruyette & Woods, Inc.